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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Changebridge Road, Suite B1
(No. and Street)

Montville (City) NJ (State) 07045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Carrazza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olympus Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALINA M. LOUX
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 11, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLYMPUS SECURITIES, LLC

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Olympus Securities, LLC
Montville, New Jersey

We have audited the accompanying statement of financial condition of Olympus Securities, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Olympus Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain sufficient appropriate audit evidence supporting the Company's equity security stated at $7,716 and a liability of $130,327, which is included in due to clearing brokers, in the statement of financial condition at December 31, 2015; nor were we able to satisfy ourselves as to the carrying value of the equity security or the liability by other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the equity security and liability, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olympus Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

OLYMPUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 31,267
Equity securities owned, at fair value	7,716
Due from clearing brokers	418,196
Property and equipment, net	11,821
Security deposit	1,000
Total Assets	$ 470,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 76,838
Due to clearing brokers	238,817
Total Liabilities	$ 315,655
Member's equity	154,345
Total Liabilities and Members' Equity	$ 470,000

The accompanying notes are an integral part of this financial statement.
Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a) ORGANIZATION

Olympus Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). There were no subordinated liabilities for the year ended December 31, 2015. The Company has offices in New Jersey and New York.

b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "ACT"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the ACT and the rules of the Self Regulatory Organizations of which the Company is a member.

c) BASIS OF PRESENTATION

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) CASH AND CASH EQUIVALENTS

The Company maintains cash in bank accounts which at times, may exceed federal insured limits where no insurance is provided. The company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

f) PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

g) INCOME TAXES

The Company is organized as a single member limited liability company and is recognized as a sole practitioner for income tax purposes, and accordingly no provision has been made for federal and state income taxes. The Company is subject to New York City unincorporated business taxes.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by tax authorities. At December 31, 2015 the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and for the period three years remain subject to examination by the authority there are presently no ongoing income tax examinations.

h) SECURITIES VALUATION AND REVENUE RECOGNITION

The company records proprietary transactions, commission revenue, corporate finance fees and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned, as is corporate finance fees.

All securities owned are recorded at their estimated fair value as discussed in note number 5.

OLYMPUS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2015

i) SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 the Company had net capital of $140,367 which was $40,367 in excess of its required $100,000 net capital requirement. As of December 31, 2015 the Company had a percentage of aggregate indebtedness to net capital ratio of 224.88%.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2015 consists of the following:

Leasehold improvements..................................	$ 32,580
Computers and Equipment....................................	33,219
	65,799
Less: Accumulated depreciation and amortization.....	(53,978)
Property and equipment, net	$ 11,821

Depreciation expense was $3,223 for the year ended December 31, 2015.

4. CONTINGENCIES

The Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings are covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

5. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified be FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity securities: Securities traded on a registered U.S. securities exchange are valued based on the last sale price of the security reported on the principle exchange on which it is traded, prior to the time when the Company's assets are valued. In the absence of a sale, the security is valued at the last sale price on the prior trading day, if it is within the spread of the current day's closing "bid" and the "asked" prices, and if not, at the current day's closing bid price. To the extent these securities are actively traded, and valuation adjustments are not applied,

5. FAIR VALUE MEASUREMENT (cont'd)

they are categorized in level 1 of the fair value hierarchy. Securities that are traded in inactive markets are categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities-Semi Conductor	$ 7,716	$ --	$ --	$ 7,716

The Company had no transfers between any levels during the year ended December 31, 2015.

6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities, through its clearing broker, involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivables from this clearing broker could be subject to forfeiture.

OLYMPUS SECURITIES, LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

GABOR, GREENSTEIN & ASSOCIATES LTD

197 Route 18, Suite 250S
East Brunswick, New Jersey 08816
Tel 732.828.0202 Fax 732.828.0339

February 26, 2016

VIA CERTIFIED MAIL
SEC – Washington DC
U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Olympus Securities, LLC

To Whom it may concern:

Per your request, attached please find 2 copies of Olympus Securities, LLC's annual audited financial report (1 long copy and 1 short copy).

Very truly yours,



Ivan H. Greenstein, FINOP